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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-50973

RECEIVED FEB 28 2007

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TN Capital Equities, Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

350 Madison Avenue, 8th fl.
(No. and Street)

New York (City) NY (State) 10017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Steinmetz 212 381-7390
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RICHARD J. GIRASOLE CPA, P.C.
CERTIFIED PUBLIC ACCOUNTANT (Name – *if individual, state last, first, middle name*)
1273 77th STREET
BROOKLYN, NY 11228
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 21 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/15
AB 3/20

OATH OR AFFIRMATION

I, John F. Steinmetz, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

~~TN Capital Equities, Ltd.~~, as

of ~~December 31,~~, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None



Signature

President

Title



Notary Public

DAVID M. BARRETT
Notary Public, State of New York
No. 01BA6015691
Qualified in Suffolk County
Commission Expires Nov. 2, 2010

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TN CAPITAL EQUITIES, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2006

TN Capital Equities, Ltd.

For The Year Ended

December 31, 2006

Contents | **Page**

RICHARD J. GIRASOLE, CPA, P.C.

Certified Public Accountant

1273 77th Street
Brooklyn, NY 11228
(718) 238-1212
Fax: (718) 238-2654
E-mail: rjg1112@aol.com

345 7th Avenue, 21st floor
New York, NY 10001
(212) 947-3036
Fax: (212) 947-8827

INDEPENDENT AUDITOR'S REPORT

To the Board of Directors and Stockholders of
TN Capital Equities, Ltd.:

I have audited the accompanying statements of financial condition of TN Capital Equities, Ltd. as of December 31, 2006 and 2005, and the related statements of income, cash flows and changes in financial position for the years then ended which are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I have conducted my audit in accordance with generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides reasonable basis for my opinion.

In my opinion, such financial statements present fairly, in all material respects, the financial position of TN Capital Equities, Ltd. at December 31, 2006 and 2005, and the results of its operations and its cash flows for the years then ended in conformity with generally accepted accounting principles.

February 22, 2007



TN CAPITAL EQUTIES, LTD.
Statement of Financial Condition
As of December 31, 2006 and 2005

ASSETS

	2006	2005
CURRENT ASSETS		
Cash in Bank	$ 63,373	$ 335,345
Loans Receivable	18,500	18,500
Total Current Assets	81,873	353,845
PROPERTY AND EQUIPMENT		
Office Equipment	8,578	8,578
Less: Accum Depreciation	(8,578)	(8,242)
Net Property and Equipment	0	336
TOTAL ASSETS	$ 81,873	$ 354,181

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
Statement of Financial Condition
As of December 31, 2006 and 2005

LIABILITIES AND SHAREHOLDER'S EQUITY

	2006	2005
CURRENT LIABILITIES		
Accounts Payable	$ 27,537	$ 30,559
Accrued Taxes Payable	0	13,400
Brokers Fees Payable	0	202,750
Total Current Liabilities	27,537	246,709
LONG-TERM LIABILITIES		
Total Liabilities	27,537	246,709
STOCKHOLDERS' EQUITY		
Capital Stock	26,980	26,980
Retained Earnings	27,356	80,492
Total Stockholders' Equity	54,336	107,472
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 81,873	$ 354,181

-See Accountant's Audit Report and Notes to the Financial *Statements*-

TN CAPITAL EQUTIES, LTD.
Statement of Income

	12 Months Ended December 31, 2006	12 Months Ended December 31, 2005
Sales		
Fees & Commissions	$ 4,065,649	$ 2,001,578
Total Sales	4,065,649	2,001,578
Cost of Sales		
Broker Fees	2,365,181	1,713,661
Consulting Fees	1,585,683	147,293
Total Cost of Sales	3,950,864	1,860,954
Gross Profit	114,785	140,624
Operating Expenses		
Depreciation	336	115
Registration Fees	2,015	370
NASD Fees	21,744	19,035
Office	4,420	1,837
Professional Fees	65,259	21,089
Rent	22,205	20,349
Taxes Corp - State	12,400	8,100
Taxes Corp - City	16,450	7,800
Taxes Corp - Federal	17,300	6,500
Telephone	4,217	2,436
Travel & Entertainment	7,202	1,586
Total Operating Expenses	173,548	89,217
Operating Income	(58,763)	51,407
Other Income		
Interest Income	5,627	50
Total Other Income	5,627	50
Net Income	$ (53,136)	$ 51,457

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
STATEMENT OF CASH FLOWS
For the 12 months Ended December 31, 2006

	2006
CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (53,136)
Adjustments to reconcile Net Income (Loss) to net Cash provided by (used in) operating activities:	
Depreciation and Amortization	336
Losses (Gains) on sales of Fixed Assets	0
Decrease (Increase) in Operating Assets:	
Increase (Decrease) in Operating Liabilities:	
Accounts Payable	(3,022)
Accrued Liabilities	(216,150)
Total Adjustments	(218,836)
Net Cash Provided By (Used in) Operating Activities	(271,972)
CASH FLOWS FROM INVESTING ACTIVITIES	
Proceeds From Sale of Fixed Assets	0
Net Cash Provided By (Used In) Investing Activities	0
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds From Sale of Stock	0
Net Cash Provided By (Used In) Financing Activities	0
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(271,972)
CASH AT BEGINNING OF PERIOD	335,345
CASH AT END OF PERIOD	$ 63,373

-See Accountant's Audit Report and Notes to the Financial Statements-

TN CAPITAL EQUTIES, LTD.
Statement of Changes in Stockholders' Equity

	12 Months Ended December 31, 2006
Balance @ January 1, 2006	$ 107,472
Net Income(Loss) - 2006	$ (53,136)
Capital Contributions - 2006	-0-
Stockholders' Equity December 31, 2006	$ 54,336

-See Accountant's Audit Report and Notes to the Financial Statements-

TN Capital Equities, Ltd.
Changes in Financial Position
Twelve Months Ended December 31, 2006

Source of Funds:	
Operations:	
Net Profit (Loss)	$ (53,136)
Add:	
Depreciation	336
Total from Operations	$ (52,800)
Other Sources	0
Total Other Sources	0
Total Source of Funds	$ (52,800)
Application of Funds	0
Total Application of Funds	0
Change: Working Capital	$ (52,800)

-See Accountant's Audit Report and the Notes to Financial Statement-

TN Capital Equities, Ltd.
Statement of Subordinated Debt
Twelve Months Ended December 31, 2006

Subordinated Debt as of January 1, 2005	$ 55,000
Increases	0
Total Outstanding Debt	55,000
Decreases (Repayments)	(55,000)
Balance as of December 31, 2005	$ - 0 -

-See Accountant's Audit Report and the Notes to Financial Statement-

Notes to Financial Statements

Organization

1. TN Capital Equities, Ltd. (the "company"), initially known as Grow Vest Capital Securities, Inc. and later known as Hornblower Capital Securities, Inc., is a Delaware corporation incorporated March 18,1998, which is registered as a broker-dealer under the Securities Exchange Act of 1934 (the" Exchange Act"),and which became a member of the National Association of Securities Dealers, Inc.("NASD") on September 24,1998. The Company is a wholly owned subsidiary of TerraNova Capital Partners,Inc., initially known as GrowVest Capital Partners, Inc., and later known as Hornblower Capital Partners, Inc. a Delaware corporatioin.

Significant Accounting Policies

2. The Company's business is limited to acting as a private placement agent and to consulting in connection with mergers as acquisitions. Company revenues are derived from commissions and fees earned in private placement transactions and merger and acquisition consulting fees. The Company does not engage in any operations requiring establishment of customer accounts, handling of customer securities or funds, retail securities transactions, securities clearing activities, margin activities or any other forms of securities business. Significant changes in the Company's business require NASD approval.

Initial Operations

3. From the time of its incorporation until it became a NASD member, the Company engaged in planning, organization and other activities preliminary to its becoming authorized to do business as a broker-dealer. From the date of its NASD admission until December 31, 2006, the Company applied to and is registered as a broker-dealer in various states and seeks to obtain business opportunities as a private placement agent and merger and acquisition consultant.

Net Capital Requirement

4. As a registered broker-dealer, the Company is subject to Rule 15c3-1 (the net Capital Rule) promulgated under the Exchange Act, and to comparable rules of the NASD relating to net capital. Pursuant to such, the Company is required to maintain net capital of at least $5,000 or 6.67% of the aggregate indebtedness. At December 31, 2006 the company had net capital of $35,836. This amount exceeded such requirements for 2006 by $30,836. At December 31, 2005 the Company had net capital of $86,636.

5. The NASD has approved, for purposes of computing net capital, a $55,000 subordinated loan from the Parent Company for a period of five years. In December 2005, the loan was repaid in accordance with the original loan documents.

TN Capital Equities, Ltd.
Computation of Net Capital for Brokers and Dealers
December 31, 2006

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934

NET CAPITAL	$	54,336
Add: Subordinated Loan		-0-
TOTAL CAPITAL		54,336
DEDUCTIONS		(18,500)
HAIRCUTS ON SECURITIES		-0-
NET CAPITAL	$	35,836
MINIMUM NET CAPITAL REQUIREMENT		5,000
EXCESS NET CAPITAL	$	30,836
AGGREGATE INDEBTEDNESS		(27,537)

No material differences exist between the above computation and the computation included in the company's corresponding un-audited Part II of Form X-17A-5 as of December 31, 2006.

TN Capital Equities, Ltd.
Computation of Reserve Requirements
December 31, 2006

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2006

EXEMPTION UNDER SECTION (k)(2)(i) IS CLAIMED:

The company is exempt from the provision of Rule 15c3-3 under the Exchange Act in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

END